            Morgan Stanley Emerging Markets Domestic Debt Fund, Inc.
                           1221 Avenue of the Americas
                               New York, NY 10020

January 30, 2007

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention: Larry L. Greene, Division of Investment Management
           Mail Stop 0505

RE:  MORGAN STANLEY EMERGING MARKETS DOMESTIC DEBT FUND, INC.
     (FILE NOS.          ; 811-22011)

Dear Mr. Greene:

     On behalf of Morgan Stanley Emerging Markets Domestic Debt Fund, Inc. (the
"Fund"), we transmit for filing under the Securities Act of 1933 and the
Investment Company Act of 1940, the registration statement on Form N-2 relating to the Fund's initial issuance of shares of common stock, par value $0.01 per share filed on January 30, 2007 (the "Registration Statement"). The Fund has
filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

     The Fund is a newly organized, closed-end management investment company and the Registration Statement is being filed for the purpose of registering shares of common stock of the Fund. The registration fee for purposes of the initial filing has been wired through the FEDWIRE system to the Securities and Exchange
Commission's account at Mellon Bank. The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

     We understand that we may expect comments on this filing in approximately
30 days. It is expected that the Fund will file a pre-effective amendment responding to any comments, including all required financial information, consents and opinions, and registering additional shares promptly after the resolution of any comments, along with a request of acceleration of effectiveness of the Registration Statement.

     If you have any questions concerning the foregoing, please feel free to contact me at (212) 762-5481.

Best Regards,

/s/ Debra Rubano

Debra Rubano